Exhibit 2.16

Execution Version

Dated 29 November 2024

Guarantee

of

Studio City International Holdings Limited

as Guarantor

accepted by

Bank of China Limited, Macau Branch

as the Credit Facility Agent

White & Case

16th Floor, York House, The Landmark

15 Queen’s Road Central

Hong Kong

(i)

This Guarantee (this “Deed”) is the deed poll of the Guarantor in favour of each Credit Facility Creditor (as defined below) from time to time and is executed on 29 November 2024 by:

(1)

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED, an exempted company incorporated with limited liability under the laws of Cayman Islands (company number 343696), whose registered office is at Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands as guarantor (the “Guarantor”); and

(2)

BANK OF CHINA LIMITED, MACAU BRANCH, incorporated with limited liability under the laws of the People’s Republic of China for itself and as agent of the other Credit Facility Creditors (other than itself) for the purpose of accepting the rights and benefits of this Deed (the “Credit Facility Agent”).

Whereas:

(A)

Studio City Investments Limited as parent (the “Parent”), Studio City Company Limited as borrower (the “Borrower”), Industrial and Commercial Bank of China (Macau) Limited as common security agent (the “Common Security Agent”), Bank of China Limited, Macau Branch as original lender, and Bank of China Limited, Macau Branch as agent (among others) entered into a HKD1,945,000,000 senior secured revolving credit facilities agreement dated on or about the date of this Deed (the “Credit Facility Agreement”).

(B)

In addition, the Parent, the Borrower and the Common Security Agent (among others) entered into an intercreditor agreement dated on 1 December 2016 (30 November 2016, New York time) (as amended and restated pursuant to an amendment and restatement agreement dated 7 February 2022) (the “Intercreditor Agreement”).

(D)	The Guarantor enters into this Deed in connection with the Credit Facility Agreement.

(E)	It is intended that the benefit of this Deed enure to the Credit Facility Creditors from time to time.

(F)	It is intended that this document takes effect as the deed poll of the Guarantor, notwithstanding the fact that the Credit Facility Agent is also a party and may only execute this document under hand.

This Deed witnesses and it is declared as follows:

1.	Interpretation

1.1	Definitions

In this Deed:

“Affiliate” means, in relation to any person, any other person which, directly or indirectly, is in control of, is controlled by, or is under common control with, such person. For purposes of this definition, “control” means, in relation to a person, the power, directly or indirectly, to (a) vote 20 per cent. or more of the shares or other securities having ordinary voting power for the election of the board of directors (or persons performing similar functions) of such person or (b) direct or cause the direction of the management and policies of such person, whether by contract or otherwise.

“Credit Facility Creditors” means the Finance Parties under the Credit Facility Agreement

“Finance Documents” has the meaning given to it in the Credit Facility Agreement.

“Guaranteed Liabilities” means, in respect of each Credit Facility Creditor, all of the Secured Obligations owed to that Credit Facility Creditor under or in relation to the Finance Documents (whether as an original party or transferee) from time to time and “Guaranteed Liability” means any of them.

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“Guarantor’s Agent” means the Parent, appointed to act on behalf of the Guarantor in relation to the Finance Documents pursuant to Clause 2 (Guarantor’s Agent).

“Material Adverse Effect (SCIH)” means any event or circumstance which (after taking into account all relevant circumstances) has a material adverse effect on:

(a)	the business, operations, property or financial condition of the Guarantor and its Subsidiaries (taken as a whole);

(b)	the ability of the Guarantor or such person as referred to in paragraph (b)(ii) of Clause 7.4 (Merger) as applicable to perform any of its payment obligations under this Deed; or

(c)	subject to the Legal Reservations, the validity or enforceability of this Deed or the rights or remedies of any Credit Facility Creditor under this Deed.

“Obligor” has the meaning given to it in the Credit Facility Agreement.

“Party” means a party to this Deed.

1.2	Construction

(a)

Unless this Deed provides otherwise or the context otherwise requires, a term which is defined (or expressed to be subject to a particular construction) in the Intercreditor Agreement and/or the Credit Facility Agreement (as applicable) shall have the same meaning (or be subject to the same construction) in this Deed.

(b)

The principles of construction and rules of interpretation set out or referred to in the Intercreditor Agreement and/or the Credit Facility Agreement (as applicable) shall have effect as if set out in this Deed.

(c)	Unless a contrary indication appears a reference in this Deed to the “Guarantor” shall be construed so as to include its successors in title, permitted assigns and permitted transferees.

(d)

Any reference in this Deed to the “Credit Facility Creditors” or “Credit Facility Creditor” shall be construed to include any person that becomes a Credit Facility Creditor from time to time including, without limitation any person that becomes a “Lender” pursuant to any of clauses 2.2 (Increase), 25.5 (Procedure for transfer) or 25.6 (Procedure for assignment) of the Credit Facility Agreement for so long as that person is a “Lender” in that capacity.

1.3	Third party rights

(a)

Unless expressly provided to the contrary in this Deed, a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or enjoy the benefit of any term of this Deed.

(b)	Subject to paragraph (c) below (only) and notwithstanding any term of this Deed, the consent of any person who is not a Party is not required to rescind or vary this Deed at any time.

(c)

This Deed is granted by the Guarantor for the benefit of each Credit Facility Creditor from time to time and each Credit Facility Creditor from time to time shall have full rights to enforce and enjoy the benefit of this Deed.

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1.4	Credit Facility Creditors’ rights and obligations

(a)

The obligations of each Credit Facility Creditor under or in respect of this Deed are several. Failure by a Credit Facility Creditor to perform its obligations under this Deed (if any) or any other Finance Document does not affect the obligations of any other Party under the Deed. No Credit Facility Creditor is responsible for the obligations (if any) of any other Credit Facility Creditor under the Deed.

(b)

The rights of each Credit Facility Creditor under or in connection with this Deed are separate and independent rights and any debt arising under this Deed to a Credit Facility Creditor from the Guarantor is a separate and independent debt in respect of which that Credit Facility Creditor shall be entitled to enforce its rights in accordance with paragraph (c) below. The rights of each Credit Facility Creditor include any debt owing to that Credit Facility Creditor under this Deed and, for the avoidance of doubt, any part of any amount owed by the Guarantor which relates to a Credit Facility Creditor’s participation in a Credit Facility or its role under a Finance Document (including any such amount payable to the Credit Facility Agent on its behalf) is a debt owing to that Credit Facility Creditor by the Guarantor.

(c)	A Credit Facility Creditor may, except as otherwise stated in the Finance Documents, separately enforce its rights under or in connection with this Deed.

2.	Guarantor’s Agent

(a)	The Guarantor by its execution of this Deed irrevocably appoints the Parent to act on its behalf as its agent in relation to this Deed and irrevocably authorises:

(i)

the Parent on its behalf to supply all information concerning itself contemplated by this Deed to the Credit Facility Creditors and to give all notices and instructions, to make such agreements and to effect the relevant amendments, supplements and variations capable of being given, made or effected by the Guarantor notwithstanding that they may affect the Guarantor, without further reference to or the consent of the Guarantor; and

(ii)	each Credit Facility Creditor to give any notice, demand or other communication to the Guarantor pursuant to this Deed to the Parent,

and in each case the Guarantor shall be bound as though the Guarantor itself had given the notices and instructions or executed or made the agreements or effected the amendments, supplements or variations, or received the relevant notice, demand or other communication.

(b)

Every act, omission, agreement, undertaking, settlement, waiver, amendment, supplement, variation, notice or other communication given or made by the Guarantor’s Agent or given to the Guarantor’s Agent under this Deed on behalf of the Guarantor or in connection with this Deed shall be binding for all purposes on the Guarantor as if the Guarantor had expressly made, given or concurred with it. In the event of any conflict between any notices or other communications of the Guarantor’s Agent and the Guarantor, those of the Guarantor’s Agent shall prevail.

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3.	Guarantee and indemnity

3.1	Guarantee and indemnity

The Guarantor irrevocably and unconditionally:

(a)	guarantees to each Credit Facility Creditor punctual performance by each Obligor of each of their obligations under the Finance Documents;

(b)

undertakes with each Credit Facility Creditor that whenever an Obligor does not pay any amount when due under or in connection with any Finance Document, the Guarantor shall immediately on demand pay that amount as if it was the principal obligor; and

(c)

agrees with each Credit Facility Creditor that if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal, it will, as an independent and primary obligation, indemnify that Credit Facility Creditor immediately on demand against any cost, loss or liability it incurs as a result of an Obligor not paying any amount which would, but for such unenforceability, invalidity or illegality, have been payable by it under any Finance Document on the date when it would have been due. The amount payable by the Guarantor under this indemnity will not exceed the amount it would have had to pay under this Clause 3 if the amount claimed had been recoverable on the basis of a guarantee.

3.2	Continuing guarantee

The guarantee under this Clause 3 is a continuing guarantee and will extend to the ultimate balance of sums payable by any Obligor under the Finance Documents, regardless of any intermediate payment or discharge in whole or in part.

3.3	Reinstatement

If for any reason (including, without limitation, as a result of insolvency, breach of fiduciary or statutory duties or any similar event):

(a)	any payment to a Credit Facility Creditor (whether in respect of the obligations of any Obligor or any security for those obligations or otherwise) is avoided, reduced or required to be restored, or

(b)

any discharge, compromise or arrangement (whether in respect of the obligations of any Obligor or any security for any such obligation or otherwise) given or made wholly or partly on the basis of any payment, security or other matter which is avoided, reduced or required to be restored, then:

(i)	the liability of the Guarantor shall continue (or be deemed to continue) as if the payment, discharge, compromise or arrangement had not occurred; and

(ii)	each Credit Facility Creditor shall be entitled to recover the value or amount of that payment or security from the Guarantor, as if the payment, discharge, compromise or arrangement had not occurred.

3.4	Waiver of defences

The obligations of the Guarantor under this Clause 3 will not be affected by any act, omission, matter or thing which, but for this Clause 3, would reduce, release or prejudice any of its obligations under this Clause 3 (without limitation and whether or not known to it or any Credit Facility Creditor) including:

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(a)	any time, waiver or consent granted to, or composition with, any Obligor or other person;

(b)	the release of any Obligor or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

(c)

the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Obligor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Obligor or any other person;

(e)

any amendment, novation, supplement, extension (whether of maturity or otherwise) or restatement (in each case, however fundamental and of whatsoever nature, and whether or not more onerous) or replacement of a Finance Document or any other document or security (whether pursuant to clause 2.2 (Increase) of the Credit Facility Agreement or by any other means);

(f)	any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document or any other document or security;

(g)	any insolvency or similar proceedings; or

(h)	this Deed or any other Finance Document not being executed by or binding against any Obligor or any other party.

3.5	Guarantor intent

Without prejudice to the generality of Clause 3.4 (Waiver of defences), the Guarantor expressly confirms that it intends that this guarantee shall extend from time to time to any (however fundamental and of whatsoever nature and whether or not more onerous) variation, increase, extension or addition of or to any of the Finance Documents and/or any facility or amount made available under any of the Finance Documents for or in connection with any purpose whatsoever, including without limitation, any of the following: any amendment or waiver contemplated under a Fee Letter (as defined in the Credit Facility Agreement); any Property or Site (in each case, as defined in the Credit Facility Agreement) expansion; acquisitions of any nature; increasing working capital; enabling dividends or distributions to be made; carrying out restructurings; refinancing existing facilities; refinancing any other indebtedness; making facilities available to new borrowers; any other variation or extension of the purposes for which any such facility or amount might be made available from time to time; and any fees, costs and expenses associated with any of the foregoing.

3.6	Immediate recourse

The Guarantor waives any right it may have of first requiring any Credit Facility Creditor (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from the Guarantor under this Clause 3. This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.

3.7	Appropriations

Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full, each Credit Facility Creditor (or any trustee or agent on its behalf) may:

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(a)

refrain from applying or enforcing any other moneys, security or rights held or received by that Credit Facility Creditor (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and the Guarantor shall not be entitled to the benefit of the same; and

(b)	hold in an interest-bearing suspense account any moneys received from the Guarantor or on account of the Guarantor’s liability under this Clause 3.

3.8	Deferral of the Guarantor’s rights

(a)

Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full and unless the Credit Facility Agent otherwise directs, the Guarantor will not exercise any rights which it may have by reason of performance by it of its obligations under the Finance Documents or by reason of any amount being payable, or liability arising, under this Clause 3:

(i)	to be indemnified by an Obligor;

(ii)	to claim any contribution from any other guarantor of any Obligor’s obligations under the Finance Documents;

(iii)

to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Credit Facility Creditors under the Finance Documents or of any other guarantee or security taken pursuant to, or in connection with, the Finance Documents by any Credit Facility Creditor;

(iv)

to bring legal or other proceedings for an order requiring any Obligor to make any payment, or perform any obligation, in respect of which the Guarantor has given a guarantee, undertaking or indemnity under Clause 3.1 (Guarantee and indemnity);

(v)	to exercise any right of set off against any Obligor; and/or

(vi)	to claim or prove as a creditor of any Obligor in competition with any Credit Facility Creditor.

(b)

If the Guarantor receives any benefit, payment or distribution in relation to such rights it shall hold that benefit, payment or distribution to the extent necessary to enable all the Guaranteed Liabilities to be repaid or discharged in full, on trust for the Credit Facility Creditors and shall promptly pay or transfer the same to the Credit Facility Agent or as the Credit Facility Agent may direct for application in accordance with clause 31 (Payment mechanics) of the Credit Facility Agreement.

4.	General

4.1	Additional security

This guarantee is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by any Credit Facility Creditor.

4.2	Guarantee limitations

The guarantee and indemnity contained in Clause 3 (Guarantee and Indemnity) shall not extend to or include any liability or sum to the extent it would cause any such guarantee and/or indemnity to be unlawful or prohibited by any applicable law or regulation (including, without limitation, any applicable financial assistance laws).

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4.3	Demands

The amount specified in a demand made by a Credit Facility Creditor pursuant to this Deed as to the amount of any Guaranteed Liability or the amount due from the Guarantor under this Deed shall, save for manifest error, be conclusive and binding on the Guarantor. A Credit Facility Creditor may and the Credit Facility Creditors may serve multiple demands pursuant to this Deed (and the Credit Facility Creditors may separately serve demands in respect of their own Guaranteed Liabilities), provided that the aggregate amount effectively paid by the Guarantor under these demands does not exceed the Guaranteed Liabilities.

4.4	US bankruptcy

Notwithstanding any other provision of this Agreement or any other Finance Document, if the Guarantor commences a voluntary case concerning itself under the US Bankruptcy Code, or an involuntary case is commenced under the US Bankruptcy Code against the Guarantor and the petition is not dismissed or stayed within forty five (45) days after commencement of the case, or a custodian (as defined in the US Bankruptcy Code) is appointed for, or takes charge of, all or substantially all of the property of the Guarantor, or any order of relief or other order approving any such case or proceeding is entered, all obligations of the Guarantor under this Agreement shall become immediately due and payable, in each case automatically and without any further action by any Credit Facility Agent or other Credit Facility Creditor.

5.	Representations and warranties

5.1	General

The Guarantor makes the representations and warranties set out in this Clause 5 (by reference to the facts and circumstances then existing) to and for benefit of each Credit Facility Creditor on the date of this Deed and acknowledges that each Credit Facility Creditor has entered into the Credit Facility Agreement and the relevant Finance Documents relying on such representations.

5.2	Status

(a)	It is a limited liability company duly incorporated and validly existing under the law of its jurisdiction of incorporation.

(b)	It has the power to own its assets and carry on its business as it is being conducted.

5.3	Binding obligations

Subject to the Legal Reservations, the obligations expressed to be assumed by it in this Deed are legal, valid, binding and enforceable obligations.

5.4	Pari passu

Its payment obligations under this Deed rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

5.5	Non-conflict with other obligations

(a)	Its entry into and performance of, and the transactions contemplated by, this Deed do not and will not conflict with:

(i)	any law or regulation applicable to it;

(ii)	its Constitutional Documents (as defined in the Credit Facility Agreement); or

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(iii)

any agreement or instrument binding upon it or any of its assets or constitute a default or termination event (however described) under any such agreement or instrument, except where a Material Adverse Effect (SCIH) does not and would not be reasonably expected to occur.

(b)

The principal amount of Loan(s) (as defined in the Credit Facility Agreement) utilised or proposed to be utilised by the Borrower on the initial Utilisation Date (as defined in the Credit Facility Agreement) would not cause any debt incurrence limit in respect of the Original Bondco or its subsidiaries under any agreement binding on the Original Bondco to be exceeded. Words used in this paragraph (b) that are not defined in this Deed shall have the meaning given to them in the Intercreditor Agreement.

5.6	Power and authority

It has the power to enter into, perform and deliver, and has taken all necessary corporate action to authorise its entry into, performance and delivery of, this Deed and the transactions contemplated by this Deed.

5.7	Validity and admissibility in evidence

(a)	All Authorisations required:

(i)	to enable it lawfully to enter into, exercise its rights and comply with its obligations under this Deed; and

(ii)	to make this Deed admissible in evidence in its Relevant Jurisdictions,

have been obtained or effected and are in full force and effect.

(b)

All Authorisations necessary for it to carry out its business, where the failure of obtaining such Authorisations has or would reasonably be expected to have a Material Adverse Effect (SCIH), have been obtained or effected and are in full force and effect.

5.8	Governing law and enforcement

Subject to the Legal Reservations:

(a)	the choice of governing law of this Deed will be recognised and enforced in its Relevant Jurisdictions; and

(b)	any judgment obtained in relation to this Deed in the jurisdiction of the governing law of this Deed will be recognised and enforced in its Relevant Jurisdictions.

5.9	No filing or stamp Taxes

Subject to the Legal Reservations, under the laws of its Relevant Jurisdictions it is not necessary that this Deed be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration, notarial or similar Taxes or fees be paid on or in relation to this Deed or the transactions contemplated by this Deed other than Cayman Islands stamp duty may be payable if the original Deed is brought to or executed in the Cayman Islands.

5.10	Deduction of Tax

It is not required under the laws of its Relevant Jurisdiction or at its address specified in accordance with this Deed to make any deduction for or on account of Tax from any payment it may make under this Deed.

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5.11	No Default

No event or circumstance is outstanding which constitutes (or, with the expiry of a grace period, the giving of notice, the making of any determination or any combination of any of the foregoing, would constitute) a default or termination event (however described) under any other agreement or instrument which is binding on it or to which its assets are subject which has or would reasonably be expected to have a Material Adverse Effect (SCIH).

5.12	No proceedings started or threatened

Save for any frivolous or vexatious claims (which, in the case of any such proceedings commenced in any jurisdiction other than Macau SAR, have been vacated, discharged, stayed or bonded pending appeal within 60 days of commencement) or save as otherwise disclosed to and accepted by the Credit Facility Agent, to the best of its knowledge and belief and having made due and careful enquiry, no litigation, arbitration, administrative proceedings or investigations of, or before, any court, arbitral body or other Governmental Authority which has or would reasonably be expected to have a Material Adverse Effect (SCIH) have been started or threatened against it.

5.13	No breach of laws

It has not breached any law or regulation which breach has or would reasonably be expected to have a Material Adverse Effect (SCIH).

5.14	Anti-terrorism laws

(a)

To the best of its knowledge, neither it nor any of its Affiliates: (i) is, or is controlled by, a Restricted Party (as defined in the Credit Facility Agreement); (ii) has received funds or other property from a Restricted Party; or (iii) is in breach of or is the subject of any action or investigation under any Anti-Terrorism Law (as defined in the Credit Facility Agreement).

(b)	It and, to the best of the its knowledge, each of its Affiliates has taken reasonable measures to ensure compliance with the Anti-Terrorism Laws (as defined in the Credit Facility Agreement).

(c)

Its operations are and have been conducted in material compliance with all applicable financial record keeping and reporting requirements and the applicable anti-money laundering and anti-terrorist financing statues of jurisdictions where it conducts business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued or administered or enforced by any governmental agency (together with the Anti-Terrorism Laws, the “Anti-Money Laundering and Anti-Terrorism Financing Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or arbitrator involving it with respect to the Anti-Money Laundering and Anti-Terrorism Financing Laws are pending or threatened.

5.15	Times for making representations and warranties

(a)

The representations and warranties set out or referred to in this Clause 5 (other than paragraph (b) of Clause 5.5 (Non-conflict with other obligations)) are deemed to be made by the Guarantor to and for the benefit of each Credit Facility Creditor on (i) the date of each Utilisation Request, (ii) each Utilisation Date and (iii) the first day of each Interest Period (each as defined in the Credit Facility Agreement), in each case by reference to the facts and circumstances then existing at the time of repetition until all amounts which may be or become payable by the Credit Facility Creditors under or in connection with the Finance Documents have been irrevocably paid in full.

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(b)

The representation and warranty set out or referred to in paragraph (b) of Clause 5.5 (Non-conflict with other obligations) is made by the Guarantor on the date of this Agreement and the initial Utilisation Date (as defined in the Credit Facility Agreement).

6.	Information undertakings

(a)

The Guarantor shall promptly, upon the request of the Credit Facility Agent, supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Credit Facility Agent (in each case, for itself or on behalf of any other Credit Facility Creditor (including, in the case of any proposed assignment or transfer by a Credit Facility Creditor of any of its rights and/or obligations under the Finance Documents to a party that is not a Credit Facility Creditor prior to such assignment or transfer (a “Proposed Assignment or Transfer”), by that Credit Facility Creditor on behalf of any prospective assignee or transferee of that Credit Facility Creditor)) in order for the Credit Facility Agent, any other Credit Facility Creditor or, in the case of any Proposed Assignment or Transfer, any prospective assignee or transferee of a Credit Facility Creditor to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

(b)

Clause 15.8 (FATCA Information) of the Credit Facility Agreement is hereby incorporated by reference and apply to this Deed, mutatis mutandis and with references to “Party” and “Finance Document” having a meaning corresponding to the Guarantor, the Parties (and, where applicable, each Credit Facility Creditor) and this Deed.

7.	General undertakings

7.1	General undertakings

The Guarantor undertakes for the benefit of the Credit Facility Agent and each other Credit Facility Creditor to comply with the undertakings set out in this Clause 7 from the date of this Deed until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full.

7.2	Permits

The Guarantor shall promptly:

(a)	when necessary obtain, comply with and do all that is necessary to maintain in full force and effect; and

(b)	upon request by the Credit Facility Agent supply certified copies to the Credit Facility Agent (as applicable) of,

any Permit (as defined in the Credit Facility Agreement) (including any amendments, supplements or other modifications thereto) and any Authorisation (as defined in the Credit Facility Agreement) required under any law or regulation of a Relevant Jurisdiction to:

(i)	enable it to perform its obligations under this Deed;

(ii)	ensure the legality, validity, enforceability or admissibility in evidence of this Deed; and

(iii)	enable it to own its assets and to carry on its business,

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where failure to obtain or comply with those Permits or Authorisations would reasonably be expected to have a Material Adverse Effect (SCIH) and shall promptly deliver to the Credit Facility Agent:

(A)

any notice that any Governmental Authority may condition approval of, or any application for, any of those Permits or Authorisations held by it on terms and conditions that are materially burdensome to the Guarantor in a manner not previously contemplated; and

(B)	such other documents and information as from time to time may reasonably be requested by the Credit Facility Agent in relation to any of the matters referred to in this Clause 7.2.

7.3	Compliance with laws

The Guarantor:

(a)	shall comply in all respects with:

(i)	all Legal Requirements (as defined in the Credit Facility Agreement) (where failure to do so has or would be reasonably expected to have a Material Adverse Effect (SCIH)); and

(ii)	its Constitutional Documents (as defined in the Credit Facility Agreement);

(b)

shall comply with (and conduct its business in compliance with) all applicable anti-money laundering, non-corruption, counter-terrorism financing, economic or trade sanctions laws and regulations in each case applicable to the Guarantor (including, without limitation, each Anti-Terrorism Law);

(c)	shall not directly or indirectly use the proceeds of the facilities made available under or in connection with the Credit Agreement in a manner which would breach any such laws and regulations; and

(d)	shall maintain policies and procedures designed to promote and achieve compliance with such laws and regulations.

7.4	Merger

The Guarantor shall not enter into any amalgamation, demerger, merger, consolidation, continuation or corporate reconstruction unless:

(a)	it is on a solvent basis of the Guarantor;

(b)	either:

(i)	the Guarantor remains as surviving entity; or

(ii)

the Person formed by or surviving any such amalgamation, demerger, merger, consolidation, continuation or corporate reconstruction (if other than the Guarantor) is a corporation organized and existing under the laws of the British Virgin Islands, Cayman Islands, Hong Kong SAR, Macau SAR, Singapore, United States, any state of the United States, the District of Columbia or the Netherlands, and such Person expressly assumes all the Obligations of the Guarantor under the Finance Documents pursuant to such accession documents or agreements that are reasonably satisfactory to the Credit Facility Agent, and in connection therewith shall cause such instruments to be filed and recorded in such jurisdictions to the extent required by applicable law to ensure all the Obligations of the Guarantor under the Finance Documents are assumed by such Person;

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(c)

(i)	to the extent that paragraph (b)(i) above is applicable, the Guarantor’s obligations under this Deed continue in full force and effect; or

(ii)	to the extent that paragraph (b)(ii) above is applicable, such Person’s Obligations under this Deed and other Finance Documents are in full force and effect;

(d)	no Default or Event of Default is continuing or would result from the proposed amalgamation, demerger, merger, consolidation, continuation or corporate reconstruction;

(e)	a Material Adverse Effect (SCIH) does not and would not be reasonably expected to occur; and

(f)

clause 22.10 (“Know your customer” checks) of the Credit Facility Agreement is satisfied on the assumption that the requirements thereunder relating to an “Obligor” are applicable to the Guarantor or any Person referred to under paragraph (b)(ii) above.

7.5	Pari passu ranking

The Guarantor shall ensure that at all times any unsecured and unsubordinated claims of a Credit Facility Creditor against it under this Deed rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors except those creditors whose claims are mandatorily preferred by laws of general application to companies.

8.	Acknowledgments – Finance Documents

8.1	Credit Facility Agreement

(a)

The Guarantor acknowledges each term of the Credit Facility Agreement and confirms for the benefit of each of the Credit Facility Creditors that (to the extent relevant) the following provisions of the Credit Facility Agreement apply to it (as if it were an Obligor or Guarantor or Party (each as defined in the Credit Facility Agreement), as applicable) and this Deed (mutatis mutandis):

(i)	clause 11.3 (Default interest);

(ii)	clause 15 (Tax gross-up and indemnities);

(iii)	clause 17 (Other indemnities);

(iv)	clause 25.1 (Assignments and transfers by the Lenders);

(v)	paragraph (c) of clause 25.5 (Procedure for transfer);

(vi)	paragraphs (c), (d) and (e) of clause 25.6 (Procedure for assignment);

(vii)	clause 25.8 (Security over Lenders’ rights);

(viii)	clause 28 (Role of the Agent and others) (other than clause 28.10 (Lenders’ indemnity to the Agent));

(ix)	clause 30 (Sharing among the Finance Parties);

(x)	clause 31 (Payment mechanics);

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(xi)	clause 32 (Set-off);

(xii)	clause 34 (Calculations and certificates); and

(xiii)	clauses 38.2 (Disclosure of Confidential Information), 38.3 (Disclosure to numbering service providers), 38.4 (Entire agreement) and 38.3 (Tax Disclosure).

(b)

The Guarantor acknowledges clause 27 (Changes to the Obligors) of the Credit Facility Agreement and that its consent is not required in connection with any transaction or arrangements implemented pursuant to the provisions of that clause.

(c)

Without limitation to paragraphs (a) and (b) above the Guarantor acknowledges that the Parent and/or the Borrower may, at any time and from time to time, request for the release of all or any of the Guarantors (as defined in the Credit Facility Agreement) from their guarantee obligations in respect of all or any of the Secured Obligations or all or any of the Transaction Security and such request may be accepted by the Secured Parties from time to time, hereby irrevocably and unconditionally gives its consent, sanction, authority and/or further confirmation to each such release as the Parent and/or the Borrower may, at any time and from time to time, request, and acknowledges and agrees that this Deed and its obligations under this Deed shall remain in full force and effect notwithstanding any such release.

8.2	Intercreditor Agreement

The Guarantor acknowledges each term of the Intercreditor Agreement.

9.	Notices

(a)

Any communications to be made under or in connection with this Deed shall be made in accordance with clause 33 (Notices) of the Credit Facility Agreement which provisions are incorporated into this Deed as though they were set out in full in this Deed mutatis mutandis, with all necessary modifications to references to the parties.

(b)

The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with this Deed is:

(i)	in the case of the Guarantor:

Address: 38/F, The Centrium, 60 Wyndham Street, Central, Hong Kong

Attention: Company Secretary

Facsimile: +852 2537 3618

Email: dllegal-hkcgt@melco-resorts.com

(ii)	in the case of the Credit Facility Agent:

Address: 17/F, Bank of China Building, Avenida Doutor Mario Soares, Macau

Attention: Ms Jennie Chan / Ms Yan Chan / Ms Nora Pang / Ms Alana Lei / Ms Viki Tong / Ms Christine Chong

Facsimile: (853) 8792 1659

Email: chan_unteng_mac@bank-of-china.com           /

chan_unteng_mac@bankofchina.com   /   chan_chiian_mac@bank-of-china.com   /   chan_chiian_mac@bankofchina.com   /   pang_kaian_mac@bank-

of-china.com / pang_kaian _mac@bankofchina.com   /   wong_man_mac@bankofchina.com/   wong_man_mac@bank-of-china.com/   chong_hongin_mac@bankofchina.com   /   chong_hongin_mac@bank-of-china.com   /   tong_huangmei_mac@bank-of-china.com   /   tong_huangmei_mac@bankofchina.com   /   lei_lan_mac@bankofchina.com/   lei_lan_mac@bank-of-china.com

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or any substitute address, fax number or department or officer as the Party may notify to the Credit Facility Agent (or the Credit Facility Agent may notify to the other Parties, if a change is made by the Credit Facility Agent) by not less than 10 Business Days’ notice.

10.	Partial invalidity

If, at any time, any provision of this Deed is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

11.	Remedies and waivers

No failure to exercise, nor any delay in exercising, on the part of any Credit Facility Creditor, any right or remedy under this Deed or any other Finance Document shall operate as a waiver of any such right or remedy or constitute an election to affirm this Deed or any other Finance Document. No election to affirm this Deed on the part of any Credit Facility Creditor shall be effective unless it is in writing. No single or partial exercise of any right or remedy shall prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Deed are cumulative and not exclusive of any rights or remedies provided by law.

12.	Amendments and waivers

(a)

Any amendments and/or waivers in relation to this Deed shall only be effective if agreed to by or on behalf of the Parties in writing and in accordance with the Finance Documents (including the Credit Facility Agreement and the Intercreditor Agreement). For the avoidance of doubt, the Parties acknowledge that such agreements may be provided pursuant to Clause 2 (Guarantor’s Agent) and clause 37.2 (Required consents) of the Credit Facility Agreement.

(b)

The Guarantor agrees to any amendment and/or waiver of any other Finance Document as permitted under clause 37 (Amendments and waivers) of the Credit Facility Agreement which is agreed to by the Parent. This includes any amendment and/or waiver which would, but for this Clause, require the consent of the Guarantor if this Deed is to remain in full force and effect.

13.	Changes to the Parties

13.1	The Guarantor

The Guarantor may not assign any of its rights or transfer any of its rights or obligations under this Deed.

13.2	The Credit Facility Agent

The Credit Facility Agent may:

(a)	assign all or any of its rights under this Deed; and

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(b)	transfer all or any of its obligations (if any) under this Deed,

to any successor Credit Facility Agent in accordance with the provisions of the Credit Facility Agreement, provided that it is acknowledged that such assignment or transfer shall not in any way prejudice the benefit of the guarantees contemplated herein (which shall be assigned to such successor Credit Facility Agent pursuant to the terms of the Credit Facility Agreement). Upon such assignment and/or transfer taking effect, the retiring Credit Facility Agent shall be discharged from any further obligation (if any) in respect of this Deed and the successor Credit Facility Agent shall be and be deemed to be acting as agent for the Credit Facility Creditors for the purposes of this Deed and in place of the former Credit Facility Agent.

13.3	Other Credit Facility Creditors

(a)

Each other Credit Facility Creditor may assign all or any of its rights or transfer all or any of its rights and obligations (if any) under this Deed in accordance with the provisions of the Credit Facility Agreement.

(b)	The Guarantor irrevocably and unconditionally:

(i)

authorises and instructs the Credit Facility Agent to execute any Transfer Certificate and any Assignment Agreement (each as defined in the Credit Facility Agreement) on its behalf. The provisions of paragraphs (a) and (c) of clause 25.5 (Procedure for transfer) and paragraphs (a) and (c) of clause 25.6 (Procedure for assignment) of the Credit Facility Agreement shall apply to this Deed and the Parties, mutatis mutandis; and

(ii)	confirms that:

(A)	it consents to any assignment or transfer by any Credit Facility Creditor of its rights and/or obligations made in accordance with the provisions of the Finance Documents;

(B)	it shall continue to be bound by the terms of this Deed, notwithstanding any such assignment or transfer; and

(C)	the assignee or transferee of such Credit Facility Creditor shall acquire an interest in this Deed upon such assignment or transfer taking effect.

13.4	Additional Lenders

The benefit of this Deed shall automatically and immediately enure to each person that becomes a Credit Facility Creditor pursuant to any of clauses 2.2 (Increase), 25.5 (Procedure for transfer) or 25.6 (Procedure for assignment) of the Credit Facility Agreement, in each case, for so long as that person is a Credit Facility Creditor.

14.	Acknowledgment

The Parties acknowledge and agree that the Credit Facility Agent have agreed to become a party to this Deed solely for the purpose of taking the benefit of, and for agreeing amendments to, this Deed and shall not assume any other obligations or liabilities whatsoever to any other Party by virtue of the provisions of this Deed.

15.	Counterparts

This Deed may be executed in counterparts, and this has the same effect as if the signatures and/or execution on such counterparts were on a single copy of this document.

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16.	Governing law

This Deed and any non-contractual obligations arising out of or in connection with it are governed by and construed in accordance with English law.

17.	Enforcement

17.1	Jurisdiction of English courts

(a)

The courts of England have non-exclusive jurisdiction to settle any dispute arising out of or in connection with this Deed (including a dispute regarding the existence, validity or termination of this Deed or any non-contractual obligation arising out of or in connection with this Deed) (a “Dispute”).

(b)	The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

(c)

This Clause 17.1 is for the benefit of the Credit Facility Creditors only. As a result, no Credit Facility Creditor shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Credit Facility Creditors may take concurrent proceedings in any number of jurisdictions.

17.2	Service of process

(a)	Without prejudice to any other mode of service allowed under any relevant law, the Guarantor:

(i)	irrevocably appoints Law Debenture Corporate Service Limited as its agent for service of process in relation to any proceedings before the English courts in connection with this Deed; and

(ii)	agrees that failure by an agent for service of process to notify the Guarantor of the process will not invalidate the proceedings concerned.

(b)

If any person appointed as an agent for service of process is unable for any reason to act as agent for service of process, the Guarantor must immediately (and in any event within three (3) Business Days of such event taking place) appoint another agent on terms acceptable to the Credit Facility Agent (acting in consultation). Failing this, the Credit Facility Agent may appoint another agent for this purpose.

17.3	Waiver of immunities

The Guarantor irrevocably waives, to the extent permitted by applicable law, with respect to itself and its revenues and assets (irrespective of their use or intended use), all immunity on the grounds of sovereignty or other similar grounds from:

(a)	suit;

(b)	jurisdiction of any court;

(c)	relief by way of injunction or order for specific performance or recovery of property;

(d)	attachment of its assets (whether before or after judgment); and

(e)

execution or enforcement of any judgment to which it or its revenues or assets might otherwise be entitled in any proceedings in the courts of any jurisdiction (and irrevocably agrees, to the extent permitted by applicable law, that it will not claim any immunity in any such proceedings).

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This Deed has been duly executed as a deed poll by the Guarantor and is intended to be made and is hereby delivered by the Guarantor on the date stated at the beginning of this Deed.

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Signatures

GUARANTOR

Executed as a Deed
By: STUDIO CITY INTERNATIONAL
HOLDINGS LIMITED	/s/ Tim Yuchi Sung
Signature of Director/Authorised Signatory
Name: Tim Yuchi Sung

in the presence of:

/s/ Lee Wun San Vincent
Signature of witness:

Name of witness:	LEE WUN SAN VINCENT

Address of witness:	38/F, Centrium, 60 Wyndham Street, Central

Occupation of witness:	Legal & Corporate Governance Executive

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(Signature page)

THE CREDIT FACILITY AGENT

BANK OF CHINA LIMITED, MACAU BRANCH

By:	/s/ Huang Jia Yu, Venus
Name:	Huang Jia Yu, Venus
Title:	Deputy Director, Corporate Banking and Financial Institutions Department

By:

Name:

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(Signature page)